UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GOODRICH PETROLEUM CORPORATION
(Name of Subject Company)

GOODRICH PETROLEUM CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

382410843
(CUSIP Number of Ordinary Shares)

Walter G. Goodrich
Chairman of the Board of Directors and Chief Executive Officer

801 Louisiana, Suite 700
Houston, Texas 77002
(Address of registrant’s principal executive office)

(713) 780-9494
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

Michael S. Telle
Benjamin Barron
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 14D-9 (together with any amendments and supplements thereto, the “Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Goodrich Petroleum Corporation, a Delaware corporation (the “Company”), on November 29, 2021. The Schedule 14D-9 related to the tender offer made by Paloma VI Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Paloma Partners VI Holdings, LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the shares of common stock, par value $0.01 per share (the “Shares”), of the Company that were issued and outstanding at a price of $23.00 per Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9.

The Schedule 14D-9 is hereby amended and supplemented as follows:

Item 8.	Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the end of subsection “(g) Cautionary Note Regarding Forward-Looking Statements” of Item 8 of the Schedule 14D-9:

“(h) Final Results of the Offer and Completion of the Merger

The Offer expired at 12:00 A.M. midnight, New York City time, on December 23, 2021. American Stock Transfer & Trust Company LLC, in its capacity as depositary and paying agent for the Offer, has advised Parent and Purchaser that a total of 12,014,916 Shares were validly tendered and not validly withdrawn (excluding, for the avoidance of doubt, Shares presented pursuant to guaranteed delivery procedures provided by Parent, but which have not yet been validly tendered in satisfaction of such guarantee and in accordance with such procedures) pursuant to the Offer as of the Expiration Time (as defined in the Offer), which, when combined with the 1,838,510 Shares owned by Parent (the “Parent Shares”), represents approximately 87% of the outstanding Shares.

The number of Shares validly tendered and not properly withdrawn pursuant to the Offer, when combined with the Parent Shares, satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser irrevocably accepted for payment all such Shares validly tendered into and not withdrawn from the Offer and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, on December 23, 2021, Purchaser expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which Purchaser will be merged with and into the Company, with Purchaser surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares), will convert automatically into the right to receive $23.00 in cash, without interest, less any applicable withholding taxes (which is the same amount per Share paid in the Offer). Following the Merger, all Shares will be delisted from NYSE American and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2021	GOODRICH PETROLEUM CORPORATION

	By:	/s/ Walter G. Goodrich
	Name:	Walter G. Goodrich
	Title:	Chairman and Chief Executive Officer